UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

FREIGHT TECHNOLOGIES, INC.

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2022

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on July 20, 2022 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

“We,” “us,” “our Company,” “our,” “Fr8Tech,”or “FRGT” refers to Freight Technologies, Inc., (formerly known as Hudson Capital, Inc. or “HUSN”), its subsidiaries, and, in the context of describing our operations and consolidated financial information after the Merger on February 14, 2022, Freight App, Inc. (“Freight App US”) and Freight App de México S.A De C.V. (“Freight App Mexico”). Freight App US, along with its wholly-owned subsidiary, Freight App Mexico, are hereinafter referred to as the “Fr8App”.

The Merger refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among our predecessor, Hudson Capital, Inc,. Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital, Inc. (“Merger Sub”), Freight App US and ATW Master Fund II, L.P., as the representative of the stockholders of Freight App US (the “Stockholders’ Representative”) whereby Merger Sub I merged with and into Freight App US, with Freight App US surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Freight App US after the Merger is in the form as agreed by the Company and Freight App US.

Effective May 27, 2022, the Company changed its name from “Hudson Capital Inc.” to “Freight Technologies, Inc.”, and its ticker symbol from “HUSN” to “FRGT”.

Freight App US, a Delaware corporation, was incorporated on October 26, 2015 for the purpose of arranging for pick-up, transport, and delivery of full truckload freight shipments. On January 18, 2019, Freight App Mexico, a wholly owned subsidiary of Freight App US., was formed. On July 29, 2021, Freight App US and Freight App Mexico filed their name change. Fr8App provides innovative digital freight matching technology that streamlines cross-border and domestic USA (from and to border cities) and domestic Mexico shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada, and the United States.

Fr8App has created a free online commercial freight marketplace and mobile application platform that allow for automating the connection of carriers offering freight transportation services and shippers requiring transportation services. Fr8App’s platform solution and mobile application allow trucking companies to secure transportation for their goods within the palm of their hands and in real-time, assigning their transportation needs to capable drivers instantaneously, with the click of a button. Fr8App’s cutting-edge cloud-based online portal and mobile platform were designed to simplify connections between parties requiring transportation and those offering transportation services, all the while increasing efficiencies, reducing costs and increasing revenue for shippers and carriers. Each of our portal and platform is offered in English and Spanish. We have created and offer to the market specialized technology that helps facilitate supply chain visibility, operation, reliability and sustainability.

Trends

The Company believes the growing interest in digital freight matching platforms shows that traditional third-party logistics (“3PL”) providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the six months marking the second and third quarters of 2020, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. We believe the supply chain will continue to evolve into a more digital platform. As it does so, we believe digital brokers, like ourselves can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, we believe the COVID-19 pandemic has also changed the nature of global commerce and shipping. Cross-border travel and trade restrictions have been put into effect and many remain in place, even as economies and trade continue to re-open around the globe. Trucking capacity is no longer readily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. We believe that these conditions are creating part of the market void where digital brokers come into play for cross-border and consequently, intra-country commerce.

Results of Operations

Comparison of the Six Months Ended June 30, 2022, and June 30, 2021

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US$)

	Six Months Ended June 30,		Variance
	2022	2021	Amount	%
Net revenue	$13,827,742	10,666,316	$3,161,426	29.6%
Cost of revenue	13,078,035	9,698,511	3,379,524	34.8%
Compensation and employee benefits	2,143,740	2,034,999	108,741	5.3%
General and administrative	1,688,232	1,134,840	553,392	48.8%
Sales and marketing	359,391	163,929	195,462	119.2%
Depreciation and amortization	132,613	158,141	(25,528)	(16.1)%
Operating loss	(3,574,269)	(2,524,104)	(1,050,165)	41.6%
Interest income	18,685	-	18,685	n/a
Interest expense	(691,749)	(287,442)	(404,307)	132.1%
Gain from extinguishment of debt.	-	115,678	(115,678)	(100.0)%
Loss before income taxes	(4,247,333)	(2,695,868)	(1,551,465)	57.5%
Income tax expense	30,527	17,095	13,432	78.6%
Net loss	(4,277,860)	(2,712,963)	(1,564,897)	57.7%
Foreign translation adjustment	44,140	20,025	24,115	120.4%
Comprehensive loss	(4,233,720)	(2,692,938)	(1,540,782)	57.2%

Prior Period Results of Operations

The Merger is treated as an equity transaction for financial reporting purposes. Freight App US is considered the acquirer for accounting purposes. Accordingly, for accounting purposes, the financial statements of the Combined Company represent a continuation of the financial statements of Freight App US with the acquisition being treated as the equivalent of Freight App US issuing stock for the net assets of Hudson Capital, Inc. accompanied by a recapitalization. The historical results of operations of Hudson Capital, Inc. before the Merger have been replaced in this report with the historical results of operations of Fr8App before the Merger.

Revenues

Our revenue grew to $13,827,742 for the six months ended June 30, 2022 from $10,666,316 for the six months ended June 30, 2021, an increase of $3,161,426 and 29.6% on a period-over-period basis. The increase in revenue relative to the prior year was attributable to additional revenue from our Private Fleet product and U.S. Domestic loads while cross-border traffic increased approximately 9.5%. This period-over-period increase in the six months ended June 30, 2022 shows the beneficial effect from a revenue stream that is not reliant on solely cross-border business in an environment where there was severe stress on the distribution network arising from scarcity in both trucks and truck-drivers and where diesel prices increased above 50% in the course of the year-to-date.

Costs of Revenue

Similar to the pattern seen in revenue, cost of revenue grew to $13,078,035 for the six months ended June 30, 2022 from $9,698,511 for the six months ended June 30, 2021, an increase of $3,379,524 and 34.8% on a period-over-period basis. This period-over-period increase moves in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter -to-quarter and year-to-year. We also had some significant pressure on system costs as the U.S. economy appeared to return to a more normal level of activity following the significant declines from the COVID-pandemic. The slingshot effect from the relatively lower levels of activity during the COVID-pandemic led to shortages of both trucks and qualified truck drivers and caused costs to increase and margins to compress over the course of the six months ended June 30, 2022. Diesel fuel prices increased over 50% in the six months ended June 30, 2022 relative to the end of 2021 which had already increase nearly 14% since the middle of 2021.

Compensation and Employee Benefits

Compensation and employee benefits expenses were $2,143,740 for the six months ended June 30, 2022 compared to $2,034,999 for the six months ended June 30, 2021, which was a $108,741 or 5.3% increase on a period-over-period basis. We anticipate that our compensation and employee benefits expenses will continue to increase on a period-over-period basis, albeit at a lesser rate than our expected increase in revenue, as we continue to invest in the expansion of our sales force (both shipper and carrier) and in the support staff required for us to operate as a publicly-traded company. We have also incorporated some variable compensation plans during early 2021 to incentivize management and staff efforts and activities in 2021 and onward. Many of these are based on the percentage difference between revenue and cost of revenue. As this percentage decreased in the six months ended June 30, 2022, the related variable compensation expense also decreased over the time periods compared.

General and Administrative

General and administrative expenses were $1,688,232 for the six months ended June 30, 2022 compared to $1,134,840 for the six months ended June 30, 2021, which was an increase of $553,392 or a 48.8% increase. The increase in expenses for the six months ended June 30, 2022 is due to the incurrence of additional professional fees for audits, accounting, investor relations, legal services and additional insurance requirements related to the Merger in February 2022. We anticipate these costs will increase at a significantly lower rate as we continue to establish our presence as a publicly traded company.

Sales and Marketing

Sales and marketing expenses were $359,391 for the six months ended June 30, 2022 compared to $163,929 for the six months ended June 30, 2021, which was an increase of $195,462 or a 119.2% increase. The increase in marketing expenses in 2022 came from one large payment made to a third-party for promotional purposes in relation to some potentially large U.S. shippers and is consistent with our design and branding efforts over the past 18 months, which are more targeted efforts aimed at specific shippers and carriers fitting with the Company’s sectors where we offer higher levels of value-added services and support to our clients, compared to less targeted efforts in the past.

Depreciation and Amortization

Depreciation and amortization expense represents the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to our fixed assets. This expense decreased to $132,613 for the six months ended June 30, 2022, from $158,141 for the six months ended June 30, 2021, a decrease of $25,528 or 16.1% on a period-over-period basis. This expense pattern is consistent with the levels of investment in our software and fixed assets over the time periods compared.

Other Income and Expenses

Other income and expense represent interest expense incurred on our debt facilities over the course of the year, offset by a minimal amount of interest income and gains from debt settlement. During the six months ended June 30, 2022, we incurred additional interest expense due to a higher amount of short-term debt outstanding over the year-ago period and an amortization of debt discount. The average short-term borrowings were approximately $2.3 million during the six months ended June 30, 2022, up from approximately $1.7 million during the six months ended June 30, 2021. During the first half of 2021, we settled our PPP Loan with a one-time gain to income of $115,678 with no such comparable activity for the six months ended June 30, 2022.

Net Income (Loss)

Our net loss for the six months ended June 30, 2022 increased to $4,277,860 from $2,712,963 for the six months ended June 30, 2022 or by $1,564,897 or 57.7% on a period-over-period basis, as a result of the items described above.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$1,511,196	$3,152,993
Accounts receivable	6,045,962	2,893,619
Unbilled receivables	2,803,692	1,252,469
Prepaid expenses and other current assets	1,324,508	1,047,219
Restricted cash in escrow	-	175.000
Total current assets	11,685,358	8,521,300

Non-current assets
Property and equipment, net	61,344	53,449
Intangible assets, net	7,578	7,985
Other long-term asset	190,755	107,106
Capitalized software, net	654,626	591,002
Security deposits	7,818	7,818
Total assets	$12,607,479	$9,288,660

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$4,036,679	$1,731,881
Accounts payable	3,039,668	2,112,318
Accounts payable – related party	113,694	139,771
Accrued expenses	2,126,359	939,107
Notes payable, net	454,680	446,774
Convertible notes payable, net	-	7,857,579
Warrant liability	-	4,951,306
Income tax payable	103,823	73,296
Insurance financing payable	241,676	8,120
Total current liabilities	10,116,579	18,260,152
Total liabilities	10,116,579	18,260,152

STOCKHOLDERS’ EQUITY (*)
Series A preferred stock, $.0001 par value, 30,500,000 shares authorized; 6,306,838 and 7,454,795 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	631	129
Series B preferred stock, $.0001 par value, 21,000,000 shares authorized; 8,450,457 and 0 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	846	-
Series seed preferred stock, $.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at June 30, 2022 and December 31, 2021	-	-
Common Stock, $0.011 par value, unlimited shares authorized, 7,750,345 and 740,938 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	84,439	23
Additional paid in capital	28,489,378	12,879,029
Accumulated deficit	(26,078,624)	(21,800,763)
Accumulated other comprehensive loss	(5,770)	(49,910)
Total stockholders’ equity (deficit)	2,490,900	(8,971,492)
Total Liabilities and stockholders’ equity	$12,607,479	$9,288,660

(*)	December 31, 2021 share numbers were adjusted to reflect:
a.	All shares of common stock, preferred stock, series seed, of the Company issued and outstanding immediately prior to the Merger that were cancelled and converted into equivalent Hudson’s securities at an exchange ratio of 1 to 1.26855
b.	Reverse split of 2.2 effective as of February 15, 2022.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US$)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$13,827,742	$10,666,316

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	13,078,035	9,698,511
Compensation and employee benefits	2,143,740	2,034,999
General and administrative	1,688,232	1,134,840
Sales and marketing	359,391	163,929
Depreciation and amortization	132,613	158,141
Total cost and expenses	17,402,011	13,190,420

Other expenses
Interest expense, net	(673,064)	(287,442)
Gain from extinguishment of debt	-	115,678
Loss before provision for income taxes	(4,247,333)	(2,695,868)

Loss before income tax expenses	(4,247,333)	(2,695,868)
Income tax expenses	30,527	17,095
Net loss	$(4,277,860)	$(2,712,963)
Other comprehensive loss
Foreign currency translation	44,140	20,025
Comprehensive loss	$(4,233,720)	$(2,692,938)
Weighted average number of common shares
Basic	18,982,081	13,463,481
Diluted	18,982,081	13,463,481
Net loss per share attributable to common stockholders, basic and diluted (*)	$(0.23)	$(0.20)

(*)	December 31, 2021 share numbers were adjusted to reflect:
a.	All shares of common stock, preferred stock, series seed, of the Company issued and outstanding immediately prior to the Merger that were cancelled and converted into equivalent Hudson’s securities at an exchange ratio of 1 to 1.26855
b.	Reverse split of 2.2 effective as of February 15, 2022

Liquidity and Financial Position

As of June 30, 2022, we have an accumulated deficit of $26,078,627 and working capital of $1,568,779. At June 30, 2022, we had total debt of $4,781,422 and $1,511,196 of unrestricted cash on hand. For the six months ended June 30, 2022, we recognized a loss of $4,277,860 and negative cash flows from operations of $6,229,795. We have historically met our cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Our cash requirements are generally for operating activities and debt repayments. Fr8App funded its early operations with a combination of debt and equity and have recently positioned the Company to operate on a go-forward basis with a minimal amount of debt. We expect we will maintain our short-term debt facility with a third party in the amount of at least $5,000,000 and obtain additional funds from a variety of debt or equity placements to continue to support ongoing operations.

We currently project that we will need additional capital to fund our current operations and until we scale to a revenue level that permits cash self-sufficiency. As a result, we need to raise additional capital or secure additional debt funding to support ongoing operations until such time. As we seek additional sources of financing, there can be no assurance that such financing would be available to it on favorable terms or at all. This projection is based on our current expectations regarding our sales, cost structure, cash burn rate and other operating assumptions. The sources of this capital are anticipated to be from the sale of equity and/or debt.

After June 30, 2022 and as of the date of this report we raised $3.7 million. On July 12, 2022, the Company and ATW Opportunities Master Fund, L.P. entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A4 Preferred Shares for an aggregate consideration of $2,700,000 (for further details see our Current Report on Form 6-K filed on July 14, 2022). On October 27, 2022, the Company entered into a securities purchase agreement with ATW Opportunities Master Fund L.P. and ATW Opportunities Master Fund LP. Pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 400,000 ordinary shares and pre-funded warrants to purchase 2,100,000 ordinary shares (for further details see our Current Reports on Form 6-K filed on October 27, 2022).

Cash flows

Comparison of the Six Months Ended June 30, 2022 and June 30, 2021

The following table summarizes our sources and uses of cash for the six months ended June 30, 2022 and June 30, 2021:

	Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	(6,229,791)	(3,741,851)
Net cash used in investing activities	(197,435)	(190,371)
Net cash provided by financing activities	4,591,075	3,669,381
Net effect of exchange rates on cash	19,354	10,590
Net decrease in cash and cash equivalents	(1,816,797)	(252,251)

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash used in operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations.

Net cash flows used in operating activities is derived by adjusting our net loss for:

●	non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;

●	changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any gains from extinguishment of debt.

For the six months ended June 30, 2022, net cash used in operating activities was $6,229,795and consisted of a net loss of $4,277,861 adjusted for non-cash charges totalling $942,126, professional services in exchange for ordinary shares of $213,000 and net changes in our net operating assets and liabilities amounting to $3,107,056. The non-cash charges primarily consisted of $672,588 for depreciation and amortization. The negative change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $4,678,577 and prepaid and other assets of $531,479 offset by an increase in accounts payable and accrued expenses of $2,103,000. The changes in our accounts payable and accounts receivable balances are a result of our overall increase in business activities relative to earlier periods.

For the six months ended June 30, 2021, net cash used in operating activities was $3,741,851 and consisted of a net loss of $2,712,963 adjusted for non-cash charges totalling $467,068, interest accrued on long term borrowings and a gain on extinguishment of debt of $114,700 and net changes in our net operating assets and liabilities amounting to $1,381,256. The non-cash charges primarily consisted of $231,191 for depreciation and amortization. The negative change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $2,427,065 and prepaid and other assets of $322,317 offset by an increase in accounts payable and accrued expenses of $1,368,126. The changes in our accounts payable and accounts receivable balances are a result of our overall increase in business activities relative to earlier periods.

Cash flows used in Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities was $197,435. The cash flow used was driven by investment in software development and purchases of equipment.

For the six months ended June 30, 2021, net cash used in investing activities was $190,371. The cash flow used was driven by investment in software development and purchases of equipment.

Cash flows provided by Financing Activities

For the six months ended June 30, 2022, net cash provided by financing activities was $4,591,075which was driven by a net draw on borrowing facilities for $2,304,798, net proceeds from common share and series B shares of 2,139,070, net proceeds from notes payable of $300,000 and partially offset by a repayment of insurance premium funding for 152,793.

For the six months ended June 30, 2021, net cash provided by financing activities was $3,669,381. The cash flow provided was driven primarily by proceeds from notes payable of $2,608,842, and a net draw on borrowing facilities for $1,063,245.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer